UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-14925

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Standard 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

StanCorp Financial Group, Inc.

1100 SW Sixth Avenue

Portland, Oregon 97204

(971) 321-7000

(Issuer’s telephone number, including area code)

Note:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

The Standard 401(k) Plan

Portland, Oregon

We have audited the accompanying statements of net assets available for benefits of The Standard 401(k) Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2009, and delinquent participant contributions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
DELOITTE & TOUCHE LLP

Portland, Oregon

June 28, 2010

THE STANDARD 401(K) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2009 AND 2008

	December 31,
	2009	2008
ASSETS:
Investments:
At fair value:
Pooled separate accounts	$132,248,775	$90,606,436
Employer stock	8,922,980	9,511,932
Participant loans receivable	3,066,783	2,791,430
At contract value:
Portfolio Fund—deposit administration contracts	120,256,803	107,068,030

Total investments	264,495,341	209,977,828

Contributions receivable:
Contributions receivable from Standard Insurance Company	331,869	708,308
Contributions receivable from participants	392	469,954
Contributions receivable from plan merger	21,744,907	—

Total contributions receivable	22,077,168	1,178,262

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$286,572,509	$211,156,090

See Notes to Financial Statements.

THE STANDARD 401(K) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
ADDITIONS:
Investment income:
Net appreciation (depreciation) in fair value of investments	$31,959,995	$(54,406,725)
Employer stock dividend income	171,732	159,485
Interest income	5,867,940	5,277,881

Total investment gain (loss)	37,999,667	(48,969,359)

Contributions:
Participant	16,714,005	18,633,931
Employer	9,525,159	9,130,427

Total contributions	26,239,164	27,764,358

Total additions (deductions)	64,238,831	(21,205,001)

DEDUCTIONS:
Withdrawals	10,511,282	9,471,381
Administrative expenses	56,037	40,368

Total deductions	10,567,319	9,511,749

INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	53,671,512	(30,716,750)
MERGER TRANSFER TO THE STANDARD 401(K) PLAN	21,744,907	—
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	211,156,090	241,872,840

End of year	$286,572,509	$211,156,090

See Notes to Financial Statements.

THE STANDARD 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

1. DESCRIPTION OF THE PLAN

The following description of The Standard 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and may request a copy of the Plan document from the Plan sponsor for more complete information.

General—The Plan is a voluntary deferred compensation plan under Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). On December 31, 2000, the Standard Insurance Company Agents’ Deferred Compensation Plan was merged into the Plan. Separate investment contracts are maintained for the two individual plans (The Standard 401(k) Plan and the Agents’ Deferred Compensation Plan). The Plan sponsor is Standard Insurance Company (“Standard”), and the Plan record keeper and administrative service provider is Standard Retirement Services, Inc. (“Standard Retirement Services”). Both are wholly owned subsidiaries of StanCorp Financial Group, Inc. (“StanCorp”).

Eligibility—Effective January 1, 2007, all new employees of StanCorp and its subsidiaries, except leased employees, enter the Plan on the date of hire.

Participants are eligible for a matching contribution following the date of hire. Employees hired after January 1, 2003, are also eligible for a 2% non-elective contribution starting January 1 following the date of hire. This contribution is intended as a substitute for the Standard defined benefit plan, which limits participation to employees hired on or before January 1, 2003.

Contributions—Each year, participants may contribute a percentage of eligible compensation to the Plan, ranging between 3% and the maximum percentage legally permissible. Presently Standard matches 100% of the first 3% of pre-tax compensation that a participant contributes to the Plan and 50% of the next 2% of pre-tax compensation that a participant contributes to the Plan. The non-elective contribution increases by one percentage point for each five years of service by an eligible participant to a maximum of 6%. Contributions are subject to certain limitations. Upon enrollment in the Plan, participants may direct their contributions and the employer contributions in 1% increments to a number of funds that are administered and maintained by Standard. The Plan offers 22 pooled separate account investments, the Portfolio Fund represented by deposit administration contracts (“Contracts”) and Employer Stock as investment options for participants. Participants may change or transfer their investment options daily, subject to fund trading restrictions.

Each participant’s account is credited with the participant’s contributions, an allocation of Standard’s matching contributions, the non-elective contribution, if applicable, and net investment earnings/losses.

There were unintentional delays by Standard in submitting employee contributions to the Plan during the plan year ended December 31, 2009. The delayed contributions totaled $580,006 and were reported on Form 5500, Schedule H, Line 4a-Schedule of Delinquent Participant Contributions. The delinquent participant contributions were not remitted to the Plan within the time frame specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and Standard during the 2009 Plan year. Standard is currently in the process of filing Form 5330 with the Internal Revenue Service and will pay an excise tax related to nonexempt transactions. Standard will also calculate and remit to the Plan an amount representing the earnings that the contributions would have earned if they had been deposited timely.

Vesting—Participants are immediately fully vested in both their elective contributions and Standard’s matching contributions. Eligible participants are fully vested in the non-elective contribution after three or more years of service or upon reaching normal retirement age while employed. Non-vested employer contributions that are forfeited due to a distribution upon termination of employment or termination of employment and a subsequent five consecutive year break in service are used to pay Plan expenses and to offset future employer contributions. During the years ended December 31, 2009 and 2008, employer contributions were reduced for forfeited non-vested accounts by $29,942 and $33,540, respectively.

Termination of Employment—Upon termination of service, a participant may leave funds in the Plan if the participant’s account balance is greater than $1,000, may request a direct rollover into an IRA or to another eligible plan, which accepts direct rollovers, or may take a distribution of the account balance. See “—Withdrawals and Distributions.” Funds remaining in the Plan continue as tax deferred and are invested at the participant’s direction until federal law requires a distribution after age 70 1/2.

Withdrawals and Distributions—Upon termination of service, a participant may elect to receive benefits in a lump sum, in quarterly partial distributions or in payments from the participant’s account until the vested account balance is exhausted. Distributions are made as soon as administratively possible to electing employees who terminate or retire, or to the beneficiaries of deceased participants. Withdrawals also may be made in the case of hardship or certain other circumstances as described in the Plan.

Loans—Loans may be made to participants for up to the lesser of 50% of their account balance, $50,000, or the amount of their financial hardship, as defined in the Plan. Loans are secured by the participant’s account balance and bear interest at rate commensurate with prevailing rates at the time funds are borrowed. Principal and interest are paid through payroll deductions.

Termination of the Plan—Although it has not expressed any intent to do so, Standard has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants would become fully vested in all benefits earned to that date and Plan assets would be available for distribution to participants. Distributions to each participant at termination would be based on the value of that participant’s account.

Administrative Expenses—Administrative expenses are paid by Standard with the exception of an asset-based fee, a loan initiation fee and a single sum distribution fee. The asset-based fee is 0.12% of participants’ account balances and is reduced by any revenue received from providers of the underlying mutual funds.

Employer Stock Limitation—The plan has a limit of 20% of any participant’s or beneficiary’s account balance that can be invested in Employer Stock.

Other—Former employees of Invesmart, Inc., a former subsidiary of StanCorp that now operates under the name Standard Retirement Services, who were hired before November 1, 2006, participated in the Invesmart, Inc. 401(k) Profit Sharing Plan until it was merged into and with the Plan on December 31, 2009. At December 31, 2009, the Invesmart Plan had assets of $21,744,907.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in preparation of the Plan’s financial statements.

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—Plan management is required to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the financial statements and the reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

The Plan invests in various securities and insurance contracts including pooled separate account investments, deposit administration contracts and Employer Stock. These investments, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities could occur in the near term, and such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Concentration of Risks—The Plan’s assets consist primarily of financial instruments including investments in pooled separate accounts, deposit administration contracts and Employer Stock. The financial instruments may subject the Plan to concentrations of risk. The contract value of the deposit administration contracts is dependent on the ability of the issuer to honor its contractual commitments. Investments in pooled separate accounts and Employer Stock are subject to changes in the market values of the underlying securities.

Investment Valuation and Income Recognition—The Plan’s investments in pooled separate accounts and Employer Stock are measured at fair value on a recurring basis based on the most current quoted market prices at December 31, 2009 and 2008. The Plan is either credited or charged for the change in unit values of its pooled separate account and Employer Stock investments. The Portfolio Fund represents deposit administration contracts. See “Note 5—Deposit Administration Contracts.”

Participant loans receivable are valued at the outstanding principal balance of the loans, which approximates fair value. Participant loans receivable are secured by the vested account balance of the participants receiving the loans and are evidenced by negotiable promissory notes. Loans are subject to substantially level amortization over periods not to exceed five years, or 10 years if used to purchase a primary residence. Interest is charged based on the prime rate at the time of the loan. Loan payments of participants currently employed by StanCorp are collected every two weeks through payroll deductions. Loan payments from former employees are due monthly. Interest rates on loans outstanding at December 31, 2009 ranged from 3.25% to 8.25%. Each loan is treated as a directed investment by the participant borrower of Plan assets separate and apart from any other assets of the Plan. As such, any earnings, gains or losses attributable to the loan will be credited only to the segregated investment fund representing that loan, and will in turn be allocated solely to the participant borrower’s account.

Purchases and sales are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits—Benefits are recorded when paid.

Accounting Pronouncements—The Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) became effective on July 1, 2009. At that date, the ASC became FASB’s official source of authoritative accounting principles generally accepted in the United States of America (“GAAP”) applicable to all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants, the Emerging Issues Task Force and other related literature. The FASB also issues Accounting Standards Updates (“ASU”). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will become effective. As the Codification was not intended to change or alter existing GAAP, it will not have any impact on the Plan’s financial statements.

In May 2009, the FASB issued ASC 855 (originally issued as FASB Statement No. 165, Subsequent Events) to establish general standards of accounting for and disclosing events that occur after the balance sheet date, but prior to the issuance of financial statements. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events and the date through which subsequent events have been evaluated. ASC 855 is effective for periods ending after June 15, 2009. The Plan complied with the requirements in this ASU for the 2009 Form 11-K and will continue the application of ASC 855 in 2010 and beyond.

In 2009, FASB Staff Position (“FSP”) No. 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, was issued and later codified into ASC 820. FSP No. 157-4, which provides additional guidance on determining whether a market for a financial asset is not active and a transaction is not distressed for fair value measurements. The Plan has applied the expanded guidance under FSP No. 157-4.

In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures (ASU No. 2010-06), which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Levels 1 and 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

3. PARTY-IN-INTEREST TRANSACTIONS

The assets of the Plan included 213,785 shares of Employer Stock at December 31, 2009, as well as funds on deposit with, and investments maintained by, Standard. Because Standard is the Plan sponsor, these investment transactions qualify as party-in-interest transactions.

4. INVESTMENTS

The following table sets forth the Plan’s investments that exceeded 5% of net assets available for Plan benefits at December 31:

	2009	2008
Portfolio Fund—deposit administration contracts	$120,256,803	$107,068,030
Pooled separate accounts:
Vanguard Institutional Index	17,669,146	12,788,928
T. Rowe Price Mid Cap Growth	15,692,569	N/A	[1]

[1]	N/A indicates investment did not exceed 5% of the Plan’s net assets available for benefits at the date indicated.

The following table sets forth net appreciation (depreciation) by investment type for the years ended December 31:

	2009	2008
Pooled separate accounts	$31,873,319	$(53,057,578)
Employer stock	86,676	(1,349,147)

Total	$31,959,995	$(54,406,725)

5. DEPOSIT ADMINISTRATION CONTRACTS

The Contracts are entered into by the Plan with Standard. Standard maintains the contributions in an unallocated fund, whose assets are invested with other assets in the general account of Standard. The account is credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses charged by Standard Retirement Services. The Contracts are included in the financial statements at contract value. Contract value approximates fair value, as the guaranteed contract crediting rate resets annually, and the Contracts are fully benefit-responsive. Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made under the Contracts, plus earnings, less withdrawals and administrative expenses. There are no reserves against contract value for credit risk of Contract issuer or otherwise.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of a plan. The contract crediting rate is established at the beginning of each calendar year and is guaranteed for one year. Because the contract crediting rate is reset annually at the current portfolio rate basis, the appropriate discount rate used in the calculation of the fair value of the Contracts equals the contract crediting rate.

The effective annual crediting rate is determined on an annual basis by the Retirement Plans’ staff and is approved by the management committee and the board of directors. The effective annual crediting rates for the two Contracts representing The Standard 401(k) Plan and the Agents’ Deferred Compensation Plan were 5.2% and 4.6%, respectively, in both 2009 and 2008.

There are no events that limit the ability of the Plan to withdraw contract value or otherwise transact at contract value with Standard as the contract issuer. Standard may defer any withdrawal request for 30 days after receipt of written notice of the withdrawal request, and may defer honoring any withdrawal request for any reasonable period if, due to the closing or other disruption of financial markets or exchanges, Standard is unable to prudently liquidate assets necessary to satisfy the request. A delay caused by market disruption is improbable of occurring.

Standard may terminate the contract with 30 days advance written notice to the contract owner. Upon such notice, the contract owner may choose immediate payment at contract value or payment in installments over 20 calendar quarters, with interest continuing under the same terms as if the contract remained in force.

6. FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on July 10, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended since the application for the determination letter was filed. However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified, and the related trust was tax exempt as of the financial statement date. Accordingly, no provision for income taxes has been included in the Plan’s financial statements. In April 2010, the Plan submitted a new determination letter request to the Internal Revenue Service.

7. FAIR VALUE MEASUREMENTS

Assets and liabilities recorded at fair value are disclosed using a three-level hierarchy. The classification of assets and liabilities within the hierarchy is based on whether the inputs to the valuation methodology used for measurement are observable or unobservable. Observable inputs reflect market-derived or market-based information obtained from independent sources while unobservable inputs reflect our estimates about market data.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are based upon quoted prices in active markets for identical assets or liabilities that we can access at the measurement date. Level 2 inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market. Level 3 inputs are generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Plan’s estimates of assumptions that market participants would use in pricing the asset or liability.

The Plan currently has no assets or liabilities measured at fair value on a nonrecurring basis. The following tables set forth the estimated fair values of assets and liabilities measured and recorded at fair value on a recurring basis at December 31:

	2009
	Total	Level 1	Level 2	Level 3
Assets:
Pooled separate accounts:
Balanced	$5,277,907	$5,277,907	$—	$—
Foreign	19,125,594	19,125,594	—	—
Inflation-protected bond	475,054	475,054	—	—
Intermediate bond	8,895,977	8,895,977	—	—
Large cap blend	18,992,593	18,992,593	—	—
Large cap growth	17,366,411	17,366,411	—	—
Large cap value	8,464,773	8,464,773	—	—
Lifecycle	1,558,103	1,558,103	—	—
Mid cap blend	10,444,970	10,444,970	—	—
Mid cap growth	21,307,089	21,307,089	—	—
Mid cap value	5,789,753	5,789,753	—	—
Small cap blend	3,809,505	3,809,505	—	—
Small cap growth	4,882,474	4,882,474	—	—
Small cap value	5,858,572	5,858,572	—	—

Total pooled separate accounts	132,248,775	132,248,775	—	—
Employer stock	8,922,980	8,922,980	—	—
Participant loans receivable	3,066,783	—	—	3,066,783
Portfolio Fund—deposit administration contracts	120,256,803	—	120,256,803	—

Total assets	$264,495,341	$141,171,755	$120,256,803	$3,066,783

	2008
	Total	Level 1	Level 2	Level 3
Assets:
Pooled separate accounts:
Balanced	$3,928,181	$3,928,181	$—	$—
Foreign	12,872,666	12,872,666	—	—
Intermediate bond	6,119,327	6,119,327	—	—
Large cap blend	13,592,946	13,592,946	—	—
Large cap growth	10,966,668	10,966,668	—	—
Large cap value	6,529,704	6,529,704	—	—
Lifecycle	1,070,910	1,070,910	—	—
Mid cap blend	7,139,697	7,139,697	—	—
Mid cap growth	14,390,465	14,390,465	—	—
Mid cap value	3,821,949	3,821,949	—	—
Small cap blend	4,775,730	4,775,730	—	—
Small cap value	5,398,193	5,398,193	—	—

Total pooled separate accounts	90,606,436	90,606,436	—	—
Employer stock	9,511,932	9,511,932	—	—
Participant loans receivable	2,791,430	—	—	2,791,430
Portfolio Fund—deposit administration contracts	107,068,030	—	—	107,068,030

Total assets	$209,977,828	$100,118,368	$—	$109,859,460

The following table sets forth the changes in Level 3 assets measured at fair value on a recurring basis for the year ended December 31:

	Participant Loans Receivable	Portfolio Fund— Deposit Administration Contracts
Balance, January 1, 2008	$2,529,745	$94,849,281
Total interest credited	169,093	5,108,788
Purchases, sales, issuances and settlements, net	92,592	7,109,961

Balance, December 31, 2008	2,791,430	107,068,030

Total interest credited	160,570	—
Purchases, sales, issuances and settlements, net	114,783	—
Transfer out of level 3 assets	—	(107,068,030)

Balance, December 31, 2009	$3,066,783	$—

As a result of inputs used during the current period to estimate the fair value of deposit administration contracts, Plan management has categorized deposit administration contracts as having Level 2 inputs at December 31, 2009. The valuation methods as described in Notes 2 and 5 may produce fair value calculations that may not be indicative of net realizable values or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

THE STANDARD 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4a—SCHEDULE OF DELINQUENT

PARTICIPANT CONTRIBUTIONS

YEAR ENDED DECEMBER 31, 2009

Year	Participant Contributions Transferred Late to the Plan	Contributions not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2009	$580,006	$580,006	$—	$—	$—

For additional details please see “Note 1—Description of the Plan” of the Plan financial statements.

THE STANDARD 401(K) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—SCHEDULE OF ASSETS

(HELD AT END OF YEAR) AS OF DECEMBER 31, 2009

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Cost	(e) Current Value
	Pooled Separate Accounts:
*	Standard Insurance Company	Separate Account A Allianz NFJ Small Cap Value		$5,858,572
*	Standard Insurance Company	Separate Account A BlackRock Sm Cap Grwth Eq Inst		4,882,474
*	Standard Insurance Company	Separate Account A Dodge & Cox Intl Stock		6,928,020
*	Standard Insurance Company	Separate Account A Federated Mid-Cap Index		10,444,970
*	Standard Insurance Company	Separate Account A Harbor Bond		8,895,977
*	Standard Insurance Company	Separate Account A JP Morgan Mid Cap Value I		5,789,753
*	Standard Insurance Company	Separate Account A Munder Mid Cap Core Growth Y		5,614,520
*	Standard Insurance Company	Separate Account A Royce Pennsylavania Mutual Inv		3,809,505
*	Standard Insurance Company	Separate Account A T. Rowe Price Blue Chip Growth		12,693,565
*	Standard Insurance Company	Separate Account A T. Rowe Price Growth Stock		2,112,915
*	Standard Insurance Company	Separate Account A T. Rowe Price Mid-Cap Growth		15,692,569
*	Standard Insurance Company	Separate Account A Thornburg International Value R5		7,057,913
*	Standard Insurance Company	Separate Account A Turner Core Growth II		2,559,931
*	Standard Insurance Company	Separate Account A Van Kampen Intl Growth I		2,921,447
*	Standard Insurance Company	Separate Account A Vanguard Inflation Protected Sec		475,054
*	Standard Insurance Company	Separate Account A Vanguard Institutional Index		17,669,146
*	Standard Insurance Company	Separate Account A Vanguard Lifestrategy Cons		761,748
*	Standard Insurance Company	Separate Account A Vanguard Lifestrategy Growth		1,323,447
*	Standard Insurance Company	Separate Account A Vanguard Lifestrategy Mod		796,355
*	Standard Insurance Company	Separate Account A Vanguard Wellington Admiral		5,277,907
*	Standard Insurance Company	Separate Account A Vanguard Windsor II Admiral		8,464,773
*	Standard Insurance Company	Separate Account A William Blair Intl Growth I		2,218,214

	Total Pooled Separate Accounts			132,248,775
*	StanCorp Financial Group, Inc.	Employer stock		8,922,980
	Participant loans receivable	Loans maturing 2010-2019; interest rates are 3.25%-8.25%		3,066,783
*	Standard Insurance Company	Portfolio Fund-deposit administration contracts		120,256,803

	TOTAL INVESTMENTS			$264,495,341

Note: Historical cost information (Column (d)) for participant-directed investments is not required.

*	Standard and StanCorp Financial Group, Inc. are each considered a party-in-interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees of The Standard 401(k) Plan have duly caused this annual report to be signed on their behalf by the undersigned, hereunto duly authorized.

The Standard 401(k) Plan

By	/s/ Floyd F. Chadee
Floyd F. Chadee
Senior Vice President and Chief Financial Officer
StanCorp Financial Group, Inc.

June 28, 2010

EXHIBIT INDEX

Exhibit Number	Document Description
23.1	Consent of Independent Registered Public Accounting Firm